UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Consent Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 3)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Consent Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Consent Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Monster Worldwide, Inc.

(Name of Registrant as Specified In Its Charter)

MediaNews Group, Inc.

Joseph Anto

Ethan Bloomfield

Daniel Dienst

Heath Freeman

Kevin Gregson

Lowell Robinson

Gregory Slayton

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

No fee required.

Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

Fee paid previously with preliminary materials.

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [        ], 2016

MONSTER WORLDWIDE, INC.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

__________________________

CONSENT STATEMENT

OF

MEDIANEWS GROUP, INC.

_________________________

PLEASE SIGN, DATE, AND MAIL THE ENCLOSED GOLD CONSENT CARD TODAY

This Consent Statement and the enclosed GOLD consent card are being furnished by MediaNews Group, Inc. (“MNG,” “we,” or “us”) and the nominees named in Proposal 4 below (the “Nominees” and, together with MNG, the “Participants”), in connection with the solicitation of written consents (the “Consent Solicitation”) from the stockholders of Monster Worldwide, Inc., a Delaware corporation (“Monster” or the “Company”), to replace the current members of the Board of Directors of the Company (the “Board”) with our highly qualified Nominees.

We are seeking your support in our solicitation of written consents to take action to remove all seven directors and replace them with the seven Nominees. A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by consent at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the common stock, par value $0.001 per share of the Company (the “Common Stock”), to take the following actions (each, as more fully described in this Consent Statement, a “Proposal,” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal		Our Recommendation

1.	Repeal any provision of the Amended and Restated Bylaws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016 (“Proposal 1,” or the “Bylaw Restoration Proposal”);	CONSENT

2.	Remove without cause all seven members of the Board, namely, John Gaulding, Edmund P. Giambastiani, Jr., James P. McVeigh, Gillian Munson, Jeffrey F. Rayport, Roberto Tunioli, and Timothy T. Yates, and any person nominated, elected or appointed to the Board after June 7, 2016 and prior to the effectiveness of this Proposal (“Proposal 2,” or the “Removal Proposal”);	CONSENT

3.	Amend Article III, Section 1 of the Bylaws to fix the size of the Board at seven members or such other number of members determined by the Board (“Proposal 3,” or the “Board Size Proposal”); and	CONSENT

4.	Elect MNG’s seven nominees, Joseph Anto, Ethan Bloomfield, Daniel Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson, and Gregory Slayton, to serve as directors of the Company (the “Nominees”) (“Proposal 4,” or the “Election Proposal”).	CONSENT

MNG is the Company’s largest stockholder, with ownership of approximately 11.5% of the Company’s outstanding shares of Common Stock. For the reasons discussed in this Consent Statement, we believe that the Board has not pursued avenues that would maximize stockholder value for the stockholders of Monster. We believe this is especially the case in light of the Board’s decision to enter into a merger agreement (the “Merger Agreement”) with Randstad North America, Inc. (“Randstad”) whereby Randstad will acquire the stock of the Company for $3.40 per share of Common Stock pursuant to a tender offer (the “Tender Offer”) and subsequent merger. We believe that a price of $3.40 per share greatly undervalues the Company and we are confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at such a price. As a result, though this Consent Solicitation by no means precludes a stockholder from tendering his or her shares under the Tender Offer, we are conducting this Consent Solicitation as an alternative to stockholders tendering their shares under the Tender Offer. To that end, we have assembled a slate of director candidates to replace the current Board, which we believe, based on the Company’s public filings, has not acted in the best interests of the Company by: (i) conducting a flawed and disorganized sales process as shown, for instance, by allowing the Company to ignore the request of a bidder offering $4.45 per share to meet with the Company to discuss earnings forecasts and by giving another bidder offering $4.15 - $4.20 per share less than 24 hours to submit a formal bid, (ii) entering into the Merger Agreement for a purchase price of $3.40 per share, when, only several months earlier, in December 2015, the Company was buying back stock at an average price of almost $6.00 per share, and (iii) overseeing a steady decline in revenue, from $942 million in 2011 to $635 million as of June, 2016 making for a -7.6% Compound Annual Growth Rate, as well as stockholder return that lags behind its proxy peer group average.1

We believe the Company can be revitalized, instead of being sold for an undervalued price of $3.40 per share. As previously disclosed in press releases to stockholders, should the Nominees get elected to the Board and should the Tender Offer fail, the Nominees would work to reduce expenses at Monster by $100-$150 million by streamlining Monster’s cost structure, monetizing non-core or underperforming assets that are not being valued in Monster’s current stock price, reducing capital expenditures to be more in-line with competitors and other digital companies, simplifying Monster’s product offering and increasing sales productivity, focusing marketing efforts on B2B customer acquisition and candidate acquisition to improve ROI for stockholders, and executing a rebranding campaign to attract millennials.

We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability. Because this Consent Solicitation is being offered as an alternative to the Tender Offer, we expect that stockholders who consent to the Proposals will not tender their shares in the Tender Offer. If this Consent Solicitation is successful and the Tender Offer has not yet been consummated, we believe that the new Board may be required, under applicable law and based on the advice of counsel, to withdraw the Board’s previous recommendation that stockholders of the Company accept the Tender Offer and tender their shares. As a result of such change in recommendation, Randstad may be entitled to terminate the Merger Agreement and cause the Company to pay a termination fee of $9,000,000. In such case, Randstad may also argue such a change of recommendation (prior to the termination of the Merger Agreement) would be an “Intentional and Knowing Breach” of the Merger Agreement and permit Randstad to pursue a breach of contract claim for additional monetary damages (which are not subject to any contractual cap) that it may be entitled to should a court of competent jurisdiction find in favor of Randstad. However, it is our belief that a breach of contract claim would be without merit and that the Company’s liability would not extend beyond the $9,000,000 termination fee.

Should the Tender Offer not have been consummated and the Merger Agreement not have been terminated prior to November 30, 2016 (or such later date if extended pursuant to the Merger Agreement), the Nominees currently intend to terminate the Merger Agreement. Such decision, along with all other decisions made by the Nominees should they be elected to the Board, will be subject to the Nominees’ fiduciary duties as directors and their being fully informed by management and advisors of all relevant facts and information. In the event that both the Consent Solicitation and the Tender Offer are successful, we expect the new Board to comply with its responsibilities under the Merger Agreement, which may include permitting the consummation of the merger.

We are soliciting your consent in favor of the adoption of each of the Bylaw Restoration Proposal, the Removal Proposal, the Board Size Proposal and the Election Proposal because we believe stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Monster stockholders. In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on August 9, 2016.

1Cumulative 5 year total shareholder returns are -78% for Monster whereas it is 89% for the 2016 Proxy Peer Group Average. Monster’s 2016 Proxy Peer Group includes IAC/InterActiveCorp (NasdaqGS:IAC), LinkedIn Corporation (NYSE:LNKD), EarthLink Holdings Corp. (NasdaqGS:ELNK), VeriSign, Inc. (NasdaqGS:VRSN), Shutterfly, Inc. (NasdaqGS:SFLY), Pandora Media, Inc. (NYSE:P), j2 Global, Inc. (NasdaqGS:JCOM), Pegasystems Inc. (NasdaqGS:PEGA), Blucora, Inc. (NasdaqGS:BCOR), WebMD Health Corp. (NasdaqGS:WBMD), NetSuite Inc. (NYSE:N), Web.com Group, Inc. (NasdaqGS:WEB), and DHI Group, Inc. (NYSE:DHX). The foregoing list excludes three 2016 proxy peers that are no longer public.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities of the Company as of the close of business on the Record Date (as defined below). Each Proposal will be effective without further action when we deliver to Monster such requisite number of consents. Proposal 1 (Bylaw Restoration Proposal) and Proposal 2 (Removal Proposal) are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 3 (Board Size Proposal) and Proposal 4 (Election Proposal) are conditioned, in part, upon the adoption of Proposal 2 (Removal Proposal). The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of members of the Board that are removed pursuant to the Removal Proposal.

On October 6, 2016, MNG delivered to the Secretary of Monster written notice of the Proposals and a request for the Board to fix a record date in accordance with Article VI, Section 5 of the Bylaws for determining stockholders entitled to give their written consent to the Proposals. On October 17, Monster announced that the Board has established the close of business on October 25, 2016 as the record date for purposes of determining stockholders entitled to give their written consent to the Proposals (the “Record Date”). According to the the Company’s Consent Revocation Statement filed on Schedule 14A, filed with the SEC on October 18, 2016, as of October 14, 2016 there were 89,258,147 shares of Common Stock outstanding.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company. In order to ensure that your consent is delivered to the Company in a timely manner, we have set [•] as the deadline for submission of written consents, but we reserve the right, in our sole discretion, to extend or accelerate such deadline. Effectively, this means that you have until [•] to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

As of the Record Date, MNG was the beneficial owner of an aggregate of 10,300,000 shares of Common Stock, representing approximately 11.5% of the outstanding shares of Common Stock of the Company. MNG intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

The failure to sign and return a consent will have the same effect as rejecting the Proposals. Please note that in addition to signing the enclosed GOLD consent card, you must also date it to ensure its validity.

We urge you to sign, date and return the GOLD consent card and to “CONSENT” to all of the Proposals.

This Consent Statement and GOLD consent card are first being mailed or given to the Company’s stockholders on or about [          ], 2016.

This Consent Solicitation is being made by MNG and the Nominees and not on behalf of the Board or management of the Company or any other third party.

If you have already revoked your consent using the Company’s white consent revocation card, you have every right to give your consent again by completing and mailing the enclosed GOLD consent card in the enclosed pre-paid envelope or by consenting via Internet or by telephone by following the instructions on the GOLD consent card. Only the latest validly executed consent that you submit will be counted; any consent or consent revocation may be revoked at any time prior to its delivery to the Company by following the instructions under “Can I change my consent instructions or cancel my revocation of consent?” in the Questions and Answers section.

For instructions on how to consent and other information about the consent materials, see the Questions and Answers section starting on page 18.

We urge you to promptly sign, date and return your GOLD consent card.

If you have any questions or require any assistance with giving consent for your shares, please contact our consent solicitor, Okapi Partners LLC, toll-free at (855) 305-0856 or collect at

(212) 297-0720.

IMPORTANT INFORMATION

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed GOLD consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed GOLD consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD consent card.

MNG urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to MNG, c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036 so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT, WHICH IS THE SAME AS VOTING “AGAINST” THE PROPOSALS.

If you have any questions concerning this Consent Statement, would like to request additional copies of this Consent Statement, or need help giving consent for your shares, please contact our consent solicitor:

1212 Avenue of the Americas, 24th Floor New York, N.Y. 10036 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856 E-mail: info@okapipartners.com

BACKGROUND OF THIS CONSENT SOLICITATION

MNG regularly reviews potential investments across the media and technology industries as part of its objective to be a leader in multi-platform publishing and digital businesses. MNG invested in the Company’s Common Stock because it believed that such shares were undervalued and represented a potential investment opportunity.

On June 16, 2016, a representative of MNG and a representative of Alden Global Capital LLC (“Alden”) had a call with a representative of Monster’s investor relations team, to discuss Monster’s recent performance and other aspects of its business. On August 9, 2016, after the announcement of the Tender Offer, the same representative of MNG had a second call with Monster’s investor relations representative which led MNG to believe that a formal auction process had not been undertaken prior to the signing of the Merger Agreement with Randstad.

On August 19, 2016, MNG filed a Schedule 13D with the SEC stating its intention to engage in discussions with Monster’s management and Board, other stockholders of Monster and other interested parties regarding Monster’s business, including the recently announced Tender Offer by a subsidiary of Randstad. MNG also issued a press release stating its opposition to the terms of the Tender Offer given its belief the offering price of $3.40 per share of Common Stock significantly undervalued the Company.

On September 13, 2016, MNG issued a press release recommending to stockholders of Monster that they not tender their shares of Common Stock under the Tender Offer and to seek appraisal rights for their shares pursuant to Section 262 of the DGCL if the transaction set forth in the Merger Agreement is not consummated. In the press release, MNG announced its intention to conduct this Consent Solicitation to reconstitute the Board. Also on September 13, MNG filed a Solicitation/Recommendation Statement on Schedule 14D9, in which it recommended that Monster stockholders not tender their shares and seek appraisal rights.

On September 30, 2016, MNG issued a press release to stockholders of Monster announcing its filing of a preliminary consent statement for the purposes of conducting this Consent Solicitation.

On October 6, 2016, MNG sent a formal request to the Secretary of the Company requesting that the Board fix a record date for the purposes of determining the Company's stockholders who are entitled to execute, withhold or revoke consents relating to the Consent Solicitation and requested certain books and records of the Company.

PROPOSAL 1: THE BYLAW RESTORATION PROPOSAL

MNG is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of seven current directors and the election of the Nominees through changes to the Bylaws not filed with the SEC on August 9, 2016. The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of Monster Worldwide, Inc. as of the effectiveness of this resolution that was not included in the Amended and Restated Bylaws filed with the Securities and Exchange Commission on August 9, 2016, be and are hereby repealed.”

If the Board does not effectuate any additional changes to the version of the Bylaws publicly available in filings by Monster with the SEC on August 9, 2016, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the Bylaws to change the procedures by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Monster with the SEC on August 9, 2016, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. MNG is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

Consent Required.

According to Article II, Section 11 of the Bylaws, the approval of Proposal 1 requires the affirmative consent of stockholders holding at least a majority of the then outstanding shares of the Company entitled to vote at an election of directors (the “Voting Stock”). Abstentions and broker non-votes will have the same effect as withholding consent, which means that they will have the effect of a vote “against” Proposal 1.

We Urge You to CONSENT to Proposal 1 on the GOLD consent card.

PROPOSAL 2: THE REMOVAL PROPOSAL

MNG is asking you to consent to the Removal Proposal to remove all seven of the current members of the Board, including any other person or persons nominated, appointed or elected to the Board prior to the effectiveness of this Proposal. According to the Company’s website and Form 8-K filed on June 10, 2016, the Board is currently comprised of the following seven directors, all of whom are elected annually: John Gaulding, Edmund P. Giambastiani, Jr., James P. McVeigh, Gillian Munson, Jeffrey F. Rayport, Roberto Tunioli, and Timothy T. Yates.

The following is the text of the Removal Proposal:

“RESOLVED, that each of the directors of the Company, John Gaulding, Edmund P. Giambastiani, Jr., James P. McVeigh, Gillian Munson, Jeffrey F. Rayport, Roberto Tunioli, and Timothy T. Yates, and any person, nominated, appointed or elected to the Board of the Company after June 7, 2016 and prior to the effectiveness of this resolution, be and hereby is removed.”

Article III, Section 16 of the Bylaws provides that any director or the entire Board may be removed, with or without cause, by the holders of a majority of the Voting Stock. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed GOLD consent card and writing the name of each such person that the stockholder does not wish to be removed. If fewer than seven directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then MNG intends to fill the vacancies in the following order: Joseph Anto, Heath Freeman, Daniel Dienst, Lowell Robinson, Ethan Bloomfield, Gregory Slayton, and Kevin Gregson.

Consent Required.

According to the Article III, Section 16 of the Bylaws, the approval of Proposal 2 requires the affirmative consent of stockholders holding at least a majority of the Voting Stock with respect to each director on the Board. Abstentions and broker non-votes will have the same effect as withholding consent, which means that they will have the effect of voting “against” Proposal 2.

We Urge You to CONSENT to Proposal 2 on the GOLD consent card.

PROPOSAL 3: THE BOARD SIZE PROPOSAL

Article III, Section 1 of the Bylaws provides that the number of directors constituting the Board shall be fixed from time to time by resolution passed by a majority of the whole Board. MNG is asking you to consent to the adoption of the Board Size Proposal to fix the size of the Board at seven members or such other number of members as determined by the Board. Accordingly, you are being asked to amend the Bylaws as set forth below. The following is the text of the Board Size Proposal:

“RESOLVED, that Article III, Section 1 of the Amended and Restated Bylaws of Monster Worldwide, Inc. is hereby amended by replacing such section with the following:

Section 1. The number of directors constituting the Board of Directors shall be seven members; provided, however, that the number of directors constituting the Board of Directors may be adjusted from time to time by (i) a resolution passed by a majority of the whole Board or by the stockholders. Directors need not be stockholders, residents of Delaware or citizens of the United States.”

Consent Required.

According to Article II, Section 11 of the Bylaws, the approval of Proposal 3 requires the affirmative consent of stockholders holding at least a majority of the Voting Stock. Abstentions and broker non-votes will have the same effect as withholding consent, which means that they will have the effect of a vote “against” Proposal 3.

We Urge You to CONSENT to Proposal 3 on the GOLD consent card.

PROPOSAL 4: THE ELECTION PROPOSAL

MNG is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of Monster: Joseph Anto, Ethan Bloomfield, Daniel Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson, and Gregory Slayton.

The Board is currently comprised of seven directors, all of whom are elected annually and all of whom will be removed from the Board if the Removal Proposal is approved. If elected, each Nominee would hold office until the next annual meeting of stockholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.

Nominees:

JOSEPH Anto
Age; Address	37; c/o Alden Global Capital, 885 Third Avenue, 34th Floor, New York, NY 10022
Occupation	Senior Vice President, Strategy/M&A, Digital First Media, Inc.
Experience

Mr. Joseph Anto is currently a Senior Vice President at MediaNews Group, Inc. (d/b/a Digital First Media), the second largest newspaper company in the U.S. by circulation, where he has served since 2013. From 2014 until 2015, he was Vice President of Business Development for MediaNews Group and also CEO at Jobs in the US, a subsidiary of MediaNews with regionally focused job board sites in New England.

From 2013 until 2014, Mr. Anto was Managing Director at Digital First Ventures, the strategic investing division of MediaNews Group. In 2009, he co-founded RumbaTime, LLC, a fashion brand focused on timepieces and accessories and served as the company’s CEO until 2012. From 2006 to 2009 Mr. Anto was a Senior Analyst and Director of Investments at Harbinger Capital Partners LLC, a multi-strategy investment firm, where he managed one of the largest merchant power investment portfolios in the sector, accounting for approximately 30% of the fund’s assets and completed M&A and debt financing transactions totaling over $4 billion in value. Prior to his time at Harbinger, Mr. Anto was an associate at ABS Capital Partners, a later-stage venture capital firm, and an analyst at First Union Securities in their technology investment banking group. He currently serves on the board of CIPS Marketing Group, Inc. and has previously served on the boards of private merchant power companies Kelson Energy Inc. and Kelson Canada, as well as RumbaTime.

Mr. Anto holds a B.B.A. from Emory University and an M.B.A. from Columbia University.

Board Service	CIPS Marketing Group, Inc.; RumbaTime, LLC; Kelson Energy Inc.; Kelson Canada Inc.
Skills & Qualifications	Mr. Anto’s qualifications as a director include his expertise as a previous CEO of a job board business, his executive experience, particularly in the media industry, and his expertise in turnarounds and corporate transactions.

ethan bloomfield
Age; Address	43; 468 Amherst Road, Belchertown, MA 01007
Occupation	Co-Founder and Chief Revenue Officer, Conversation Driver, LLC; Chief Executive Officer at vitalfew, inc.
Experience

Mr. Ethan Bloomfield is currently the CEO of vitalfew, inc, a consulting and advisory business which he founded in 2015. He also serves on the board of governors for TAtech.org, a leading industry association which enables the interaction of companies in the recruitment technology space. He has been a member of TAtech.org since 2006 and has served on the board of governors since the first board was elected by the membership. In 2016, he co-founded and is also the current Chief Revenue Officer of ConversationDriver, LLC a company that utilizes software to help organizations improve efficiencies in sales outreach.

From 2012 until 2015, Mr. Bloomfield served as the Senior Vice President of Sales and Business Development at recruitment technology company ZipRecruiter, Inc., which he joined in 2012 as the 20th employee and the first employee in sales. In his role at ZipRecruiter he developed the entire sales organization, which he grew from concept to include over 120 representatives. Previously, he was Vice President of Business Development at JobTarget, LLC, a company that provides technology to organizations that want to offer their own web-based job boards to their members. While at JobTarget, he was instrumental in launching innovative new products and also led the acquisition of two companies.

Mr. Bloomfield holds a B.A. from the University of Massachusetts, Amherst.

Board Service	International Association of Employment Web Sites; TAtech.org
Skills & Qualifications	Mr. Bloomfield’s qualifications as a director include his expertise in recruitment technologies, developed over a career spanning more than twelve years in the space. He is widely recognized as a thought leader in the sector and, in addition to advising or having advised almost 30 companies in the industry, he is a frequent speaker at industry conferences and events.

DANIEL DIENST
Age; Address	51; c/o D&D, 411 Lafayette Street, New York, NY 10003
Occupation	Former Chief Executive Officer, Martha Stewart Living Omnimedia, Inc.
Experience

Mr. Daniel Dienst served as a director and the Chief Executive Officer of Martha Stewart Living Omnimedia Inc., a public media and merchandising company, from 2013 to 2015, where he led the turnaround of the famous brand and orchestrated its successful sale in 2015 to Sequential Brands, Inc. for $353 million.

Prior to his service at Martha Stewart Living, Mr. Dienst had a distinguished career in the steel and metals industry, having served from 2008 until 2013 as the Group Chief Executive Officer of Sims Metal Management, Ltd., which is the world’s largest publicly listed metal and electronics recycler— Sims processes and trades in excess of 15 million tons of metal annually from 270 facilities on five continents. He had previously sold Metal Management, Inc., a company that he founded and served in the capacity of Chief Executive Officer from 2004 to 2008, to Sims for $1.7 billion in 2008. Mr. Dienst also served as Chairman of the Board and Acting Chief Executive Officer of Metals USA, Inc., one of the nation’s largest steel processors, after its reorganization and until its going-private sale to an affiliate of Apollo Management, L.P. in 2004.

Mr. Dienst is also experienced in the financial markets, having served as a Managing Director of Corporate and Leveraged Finance at CIBC World Markets Corp., a diversified global financial services firm, from 2000 to 2004. From 1998 to 2000, he held various positions within CIBC, including Executive Director of the High Yield and Financial Restructuring Group. Previous to his time at CIBC, he served in various capacities with Jefferies & Company, Inc., a global investment banking firm. Mr. Dienst also recently served from 2014 to 2015 as a Director of 1st Dibs, Inc., a venture-backed e-commerce business owned by Benchmark Capital, Spark Capital, Index Ventures and Insight Venture Partners.

Mr. Dienst holds a B.A. from Washington University in St. Louis and a J.D. from Brooklyn Law School.

Board Service	Martha Stewart Living Omnimedia Inc. (2013 – 2015); Sims Metal Management Limited (2008 – 2013); Metals USA, Inc. (2002 – 2005); Metal Management, Inc. (2001 – 2008)
Skills & Qualifications	Mr. Dienst’s qualifications to serve as director include his executive experience as a CEO and director of four public companies, his expertise in turnarounds and corporate transactions and his experience in the media sector.

heath freeman
Age; Address	36; c/o Alden Global Capital, 885 Third Avenue, 34th Floor, New York, NY 10022
Occupation	President, Alden Global Capital LLC; Vice Chairman, MediaNews Group, Inc.
Experience

Mr. Heath Freeman is the President, a Founding Member, and Director of Alden Global Capital, LLC, a New York-based investment firm focused on deep value, catalyst driven investing. He has been with the firm since its founding in 2007, and has been its President since 2014. Mr. Freeman currently serves as Vice Chairman of MediaNews Group, Inc. (d/b/a Digital First Media), the second largest newspaper business in the United States by circulation with over $1 billion of annual revenue, owning newspapers such as The Denver Post, San Jose Mercury News and Orange County Register. He also serves on the compensation committee and leads the strategic review committee for MNG and has served on its Board since 2011. Mr. Freeman is a co-founder and serves on the Board of SLT Group, Inc. (d/b/a SLT), a private fitness business based out of New York and started in 2011, which recently took in a large growth investment from North Castle Partners, a private equity firm focused on the health and wellness space. Mr. Freeman also co-founded City of Saints Coffee Roasters in 2013, a third wave coffee roaster, wholesaler and retailer based out of Brooklyn, NY.

Prior to Alden, from 2006 until 2007, Mr. Freeman worked as an Investment Analyst at New York-based Smith Management, a private investment firm. Prior to that, from 2003 until 2006, Mr. Freeman was an investment banking analyst at Peter J. Solomon Company, a boutique investment bank, working on mergers and acquisitions, restructurings and refinancing assignments.

He has previously served on the boards at The Philadelphia Media Network and The Journal Register Company, among others. Currently, Mr. Freeman also serves as Chairman of the Advisory Board for Jewish Life at Duke University’s Freeman Center.

Mr. Freeman holds a B.A. from Duke University.

Board Service	MediaNews Group, Inc.; SLT Group, LLC; Philadelphia Media Network, Inc.; RDA Holding Co.
Skills & Qualifications	Mr. Freeman’s qualifications as a director include his experience as an investor, investment banker and board member of multiple companies with expertise in finance, compensation, turnarounds, corporate transactions and significantly improving value at underperforming companies.

KEVIN GREGSON
Age; Address	57; 335 Madison Avenue, New York, NY 10017
Occupation	Americas Leader, Willis Towers Watson plc
Experience

Mr. Kevin Gregson has served as the Americas Leader for the Insurance Industry for Willis Towers Watson plc since 2013. Prior to his role at Willis Towers Watson, Mr. Gregson was a Managing Director at Alvarez and Marsal Holdings, LLC, a financial advisory services company focused primarily on the financial services industry, from 2010 to 2013.

Mr. Gregson has over thirty years of experience in developing and implementing business solutions for global organizations. Prior to joining Alvarez and Marsal, Mr. Gregson served as founder and president of Bridge Pointe, LLC, a Bermuda-based insurance and reinsurance company and advisory services firm that provides innovative insurance solutions for insurers and corporate sponsors. Previously, he was a co-founder and principal of the Gregson Group, a business advisory firm helping companies align business strategies with organizational and human capital strategies. He is currently a director at Fidelity & Guaranty Life Company, a provider of life insurance and annuity products, where he serves on the audit, compensation and related party transactions committee.

Mr. Gregson holds a B.A. from the University of Delaware and has attended the Executive Finance Program at the University of Michigan.

Board Service	Fidelity & Guaranty Life Company (2011 – Present)
Skills & Qualifications	Mr. Gregson’s qualifications to serve as director include his experience advising companies on complex business and financial issues for thirty years, and his expertise in corporate governance, strategy, and financial/operational performance improvement.

LOWELL ROBINSON
Age; Address	67; 470 West End Avenue, New York, NY 10024
Occupation	Director, EVINE Live, Inc.
Experience

Mr. Lowell Robinson is a highly regarded financial and operating executive with thirty years of senior-level strategic, financial, governance, turnaround and M&A experience. He has also served as a director on seven public boards, and has experience serving as Chairman of the Board as well as Chairman of audit and compensation committees.

From 2006 until 2009, Mr. Robinson was Chief Financial Officer and Chief Operating Officer for Miva, Inc., a digital marketing company, and was instrumental in Miva’s turnaround and later sale. He was previously Senior Executive Vice President and Chief Financial Officer for HotJobs.com, an online job board, where he was responsible for all finance and administrative functions at the company.

After bringing the company to profitability a year ahead of expectation, HotJobs was sold to Yahoo! for $500 million, representing a 75% premium to market. Prior to joining HotJobs, Mr. Robinson was Executive Vice President and Chief Financial Officer for PRT Group, Inc., a software and IT services company, where he raised $62 million in its initial public offering.

In 1994, Mr. Robinson was recruited by the CEO and Warburg Pincus to serve as the Chief Financial Officer of Valassis Communications, Inc. (f/k/a Advo, Inc.), a Fortune 500 company and the largest direct marketing company on the New York Stock Exchange with $2 billion in revenues. Over a three-year period, shareholder value increased 300% due to operational initiatives which he led, in addition to paying out a one-time $10 special dividend.  Previously, Mr. Robinson held senior financial positions with Citigroup, Mars, Inc. and Kraft Foods Group, Inc. He is currently on the board at EVINE Live Inc., and has previously served on the board of The Jones Group, Inc., where he chaired the audit and compensation committees, in addition to having served on the boards of five other public companies over the course of his career.

Mr. Robinson holds a B.A. from The University of Wisconsin and an M.B.A. in finance from Harvard Business School.

Board Service	EVINE Live, Inc. (2014 – Present); Support.com, Inc. (2016 – Present); Higher One Holdings, Inc. (2014 – 2016); The Jones Group, Inc. (a/k/a Nine West Holdings, Inc.) (2005 – 2014); International Wire Group, Inc.; Independent Wireless One Corp., Edison Schools Inc.; The Smithsonian Libraries; and Metropolitan Opera Guild
Skills & Qualifications	Mr. Robinson’s qualifications to serve as director include his C-level executive experience at multiple companies, his experience serving on the boards of seven public companies and his expertise in finance, corporate governance, turnarounds and corporate transactions.

Gregory Slayton
Age; Address	57; 5445 Caruth Haven Lane, Suite # 1724, Dallas, TX 75225
Occupation	Managing Director, Slayton Capital; Distinguished Visiting Professor, Peking University
Experience

The Hon. Gregory Slayton has served as the Managing Director of Slayton Capital, an international venture capital firm that has been an early investor in some of the most successful companies in Silicon Valley history, since 2002. He was an early investor in Google and Salesforce.com and served on the advisory boards of both companies.

From 2005 until 2009, Mr. Slayton was the Chief of Mission (de facto Ambassador) to Bermuda, serving under both the George W. Bush and Obama Administrations. From 2000 until 2002, he served as Chief Executive Officer of ClickAction Inc., an email marketing services company that was acquired by InfoUSA Inc. Prior to this, he was Chief Executive Officer and Chairman of MySoftware, which merged with ClickAction in 2000.

He has also served as Distinguished Visiting Professor at Peking University and as a visiting professor at UIBE Business School, Beijing & Szechuan University, Dartmouth College, Harvard University and the Stanford Graduate School of Business.  Mr. Slayton has been featured in the Wall Street Journal, Time and three Harvard Business School case studies. He has lived and worked extensively in Asia, Africa, Europe and Latin America, and was a Fulbright Scholar at the University of the Philippines, where he completed a Masters in Asian Studies with honors.

Mr. Slayton holds a B.A. with honors from Dartmouth College and an M.B.A. with honors from Harvard Business School.

Board Service	Clarien Bank Limited (2014 – Present); Borland Software Corp. (2005); Intest Corp. (1998 – 2005); Quantum Corp. (2000 – 2004); and ClickAction, Inc. (1997 – 2001).
Skills & Qualifications	Mr. Slayton’s qualifications as a director include his experience as an investor in technology companies, his executive experience as CEO of multiple companies, his experience serving on the boards of four public companies and his expertise in technology, operations and international markets.

We urge stockholders to CONSENT to the election of ALL seven of the Nominees on the GOLD consent card.

None of the organizations or corporations referenced above is a parent, subsidiary, or other affiliate of the Company. We believe that, if elected, each of the Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines, as amended through September 16, 2015, (ii) Section 303A of the New York Stock Exchange’s Listed Company Rules (the “NYSE Rules”), and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

Each of the Nominees has entered into a nominee agreement pursuant to which MNG has agreed to pay the costs of soliciting consents in connection with this Consent Solicitation and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in connection with their nomination as candidates for election to the Board and the solicitation of consents in support of their election. The Nominees other than Mr. Dienst will not receive any compensation from MNG for their services as Nominees or directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

Pursuant to his understanding with MNG, Mr. Dienst will be paid a $25,000 fee by MNG in consideration of his agreement to serve as a Nominee and will be entitled to 7.5% MNG's net appreciation of its Common Stock during the period starting with the announcement of the Nominees and ending with the first of (i) Mr. Dienst's election or appointment to the Board, (ii) MNG's termination of the Consent Solicitation prior to 60 days after the filing of a definitive consent solicitation statement with the SEC, or (iii) in the event Mr. Dienst is not elected or appointed to the Board, the earlier of (x) the business day on which MNG ceases to be the beneficial owner of more than ten percent of the outstanding Common Stock as a result of a sale of Common Stock by MNG, and (y) March 31, 2017. Alternatively, if Mr. Dienst does not receive such a fee for the foregoing reasons, Mr. Dienst may be entitled to such a fee in the event a transaction is consummated whereby the Company is acquired in whole or in substantial part by another person before the conclusion of the Consent Solicitation. If Mr. Dienst is elected to the Board, he will not be entitled to any of MNG's net appreciation for any period following his appointment to the Board or to any other payments from MNG.

If successful in this Consent Solicitation, we believe that the Board, subject to its review of the Company's business and exercise of its fiduciary duties, will terminate Timothy Yates (“Mr. Yates”) from his position as Chief Executive Officer of the Company and appoint Mr. Dienst as interim Chief Executive Officer of the Company  while the Board conducts a search for a full-time Chief Executive Officer, with Mr. Dienst receiving $100,000 per month and receiving  expense reimbursement and customary benefits from the Company.

Each of the Nominees has agreed to being named as a Nominee in this Consent Statement and has confirmed his willingness to serve on the Board if elected. We do not expect that any of the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD consent card will be voted for a substitute candidate selected by us. If we determine to add or substitute nominees, we will file an amended consent statement and consent card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised consent statement and to serve if elected, and includes biographical and other information about such nominees required by the rules of the SEC.

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the members of the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than seven directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then MNG intends to fill the vacancies in the following order: Joseph Anto, Heath Freeman, Daniel Dienst, Lowell Robinson, Ethan Bloomfield, Gregory Slayton, and Kevin Gregson. If less than all of the Nominees are elected pursuant to this proposal, the Board (including the Nominees elected hereby) may act to reduce the size of the Board by resolution, requiring the approval of a majority of directors.

The GOLD consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt Proposal 4 in part by designating the names of any Nominees whom such stockholders does not want elected to the Board.

Potential Effects upon Change of Control.

Credit Agreement

Under the Company’s Third Amended and Restated Credit Agreement, dated as of October 31, 2014, as amended (the “Credit Agreement”), a “Change of Control” constitutes an “Event of Default” and will be deemed to occur if, during any period of 24 consecutive months, a majority of the members of the Board ceases to be composed of individuals (i) who were members of that Board on the first day of such period, (ii) whose election or nomination to that Board was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that Board or (iii) whose election or nomination to the Board was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that Board. Under Delaware case law, the Board’s fiduciary duties require them to approve the election of the Nominees unless they identify a specific and substantial risk to the Company or its creditors posed by the Nominees.[2] We do not believe that there is any reasonable basis for the Board to fail to approve the election of the Nominees and we therefore expect that the Board will grant such approval prior to the delivery of written consents and that the election of the Nominees will not trigger an event of default. Upon an Event of Default under the Credit Agreement, the lenders under the Credit Agreement will not be obligated to make loans or other extensions of credit and may, among other things, terminate their commitments to the Company and declare any then outstanding loans due and payable immediately. Upon an Event of Default under the Credit Agreement, the lenders under the Credit Agreement will not be obligated to make loans or other extensions of credit and may, among other things, terminate their commitments to the Company and declare any then outstanding loans due and payable immediately. According to the Company’s Quarterly Report for the fiscal quarter ended on June 30, 2016, as of June 30, 2016, the Company’s borrowings outstanding under the senior secured term loan under the Credit Agreement were $66.3 million.

Employment Agreements and Compensation Plans

Under the Company’s Amended and Restated 2008 Equity Incentive Plan, effective as of March 25, 2008 (the “2008 Equity Incentive Plan”), and the Company’s 1999 Long Term Incentive Plan, as amended as of January 1, 2008 (the “1999 Long Term Incentive Plan”), accelerated vesting of certain equity awards, such as stock options, restricted stock, or restricted stock units payments may occur and certain payments may be due to the Company’s executive officers upon termination of employment or a “Change in Control.”  Under the 2008 Equity Incentive Plan and 1999 Long Term Incentive Plan, a “Change in Control” is triggered upon the first day as of which a majority of the members of the Board are not Continuing Directors, which is defined as the directors of the Company on January 1, 2008, and (ii) each other director if, in each case, such other director’s nomination for election or election to the Board is recommended or approved by at least a majority of the then Continuing Directors. If at least four of the Nominees are elected in place of the current directors on the Board, a Change in Control may be deemed to occur (absent an amendment to the 2008 Equity Incentive Plan or 1999 Long Term Incentive Plan, as applicable).

The Company has entered into employment agreements (each an “Employment Agreement”) with certain of its named executive officers (“NEOs”), including Mr. Yates, Mark Stoever, the Company’s current President and Chief Operating Officer (“Mr. Stoever”), and Michael Miller, the Company’s General Counsel (“Mr. Miller”), which incorporate by reference certain terms of the 2008 Equity Incentive Plan or the 1999 Long Term Incentive Plan. Each Employment Agreement has incorporated a definition of “Change in Control” that includes a trigger if either the individuals constituting Continuing Directors (as defined in each applicable Employment Agreement) cease for any reason to constitute a majority of the Board or if a majority of members of the Company’s Board is replaced during any twelve month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. The Change in Control provisions are double-trigger provisions, meaning that a change in control in and of itself

2 In the 2013 case of Kallick v. SandRidge Energy, the Delaware Court of Chancery found that the SandRidge Energy board of directors, in refusing to approve a stockholder’s slate of directors for the purposes of a “Proxy Put”, “failed to exercise its discretion in a reasonable manner.” We do not believe that there is any reasonable basis for the Board to fail to approve the election of the Nominees and we believe that such approval is clearly in the best interests of the Company and its stockholders.

does not trigger any payments, but rather there would also need to be either a termination without cause of the executive or a voluntary termination by the executive for “good reason” before any benefits are triggered (“good reason” voluntary termination only triggers payments for Timothy Yates, Mark Stoever, and Michael Miller). The Nominees, if elected, reserve the right to take action to terminate certain the covered NEOs without cause or to otherwise take any action that may provide “good reason” for any such covered NEOs to voluntarily terminate their employment for “good reason,” which in turn will trigger Change in Control payments to the nominees, as described below. Under Mr. Yates’s Employment Agreement, dated as of November 4, 2014, “good reason” shall exist permitting Mr. Yates to terminate his employment with the Company if he ceases to serve as Chief Executive Officer of the Company.

According to the Company’s Consent Revocation Statement, filed on Schedule 14A on October 18, 2016, the benefits payable to the NEOs under their Employment Agreements would be, in the aggregate, approximately $9.6 million, including approximately $4.8 million for Mr. Yates, $2.8 million for Mr. Stoever, and $2.0 million for Mr. Miller.

In addition, Messrs. Yates, Stoever and Miller are entitled to accelerated vesting of certain outstanding equity awards granted before March 16, 2016 under the aforementioned compensation plans that, at a per share merger consideration price of $3.40, would have an aggregate value of approximately $2.2 million upon a change in a majority of the members of the Board that are not Continuing Directors.

Consent Required.

According to Article III, Section 3 of the Bylaws, the approval of Proposal 4 requires the affirmative consent of stockholders holding at least a majority of the Voting Stock with respect to each Nominee. Abstentions and broker non-votes will have the same effect as withholding consent, which means that they will have the effect of a vote “against” Proposal 4.

We urge you to sign and return our GOLD consent card. If you have already revoked your consent using the Company’s white consent revocation card, you have every right to revoke the revocation of consent by completing and mailing the enclosed GOLD consent card in the enclosed pre-paid envelope or by giving consent via Internet or by telephone by following the instructions on the GOLD consent card. Only the latest validly executed consent that you submit will be counted; any consent or consent revocation may be revoked at any time prior to our delivery of consents to the Company by following the instructions under “Can I change my consent instructions or cancel my revocation of consent?” in the Questions & Answers section. If you have any questions or require any assistance with giving consent for your shares, please contact our consent solicitor, Okapi Partners LLC, toll free at (855) 305-0856 or collect at (212) 297-0720.

We Urge You to CONSENT to Elect ALL seven of the Nominees on the GOLD consent card.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of a corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Company’s certificate of incorporation, as amended, does not contain any such contrary provision.

For the Proposals to be effective, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company. In order to ensure that your consent is delivered to the Company in a timely manner, we have set [•] as the deadline for submission of written consents, but we reserve the right, in our sole discretion, to extend or accelerate such deadline. Effectively, this means that you have until [•] to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

If the Proposals become effective as a result of this Consent Solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

Procedural Instructions

You may consent to any of the Proposals on the enclosed GOLD consent card by marking the “CONSENT” box and signing, dating and returning the GOLD consent card in the envelope provided. You may also withhold consent with respect to any of the Proposals on the enclosed GOLD consent card by marking the “WITHHELD” box, and signing, dating and returning the GOLD consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed GOLD consent card by marking the “ABSTAIN” box and signing, dating and returning the GOLD consent card in the envelope provided.

If you sign, date and return the GOLD consent card, but give no direction with respect to certain of the Proposals, you will be deemed to consent to any such Proposal.

Please note that in addition to signing the enclosed GOLD consent card, you must also date it to ensure its validity.

We Urge You to CONSENT to ALL OF THE PROPOSALS on the GOLD Consent Card.

QUESTIONS AND ANSWERS ABOUT THE CONSENT MATERIALS AND THE CONSENT SOLICITATION

Why are we soliciting your consent?

Though this Consent Solicitation by no means precludes a stockholder from tendering his or her shares under the Tender Offer, we are conducting this Consent Solicitation as an alternative to stockholders tendering their shares under the Tender Offer. We believe the incumbent Board is responsible for (i) overseeing a flawed and disorganized sales process as shown, for instance, by allowing the Company to ignore the request of a bidder offering $4.45 per share to meet with the Company to discuss earnings forecasts and by giving another bidder offering $4.15 - $4.20 per share less than 24 hours to submit a formal bid, (ii) entering into the Merger Agreement for a purchase price of $3.40 per share, when, only several months earlier, in December 2015, the Company was buying back stock at an average price of almost $6.00 per share, and (iii) overseeing a steady decline in revenue, from $942 million in 2011 to $635 million as of June, 2016 making for a -7.6% Compound Annual Growth Rate, as well as stockholder return that lags behind its proxy peer group average.3

For the foregoing reasons, among other reasons, we have lost all faith in the ability of the current Board to act in the best interests of stockholders. This Consent Solicitation is the best option we have available at this time for immediately installing a new, independent majority on the Board that, in our opinion, will ensure our collective best interests are being looked after. Our highly qualified director Nominees are fully committed to improving the Company’s performance and increasing value for the benefit of all stockholders. If elected, our Nominees intend to reduce expenses, monetize underperforming assets, reduce capital expenditures, simplify product offerings, and focus marketing efforts at Monster. We believe that electing the Nominees to pursue these efforts will provide Monster with a better chance of reversing its serial underperformance, which in turn will help ensure that Monster does not again enter into a merger agreement that allows for a third party to purchase shares at the disadvantageous price of $3.40 per share.

Who is entitled to give consent?

Only holders of Voting Stock at the close of business on the Record Date, October 25, 2016 are entitled to give consent to the Proposals described in this Consent Statement, and thus stockholders who submit consent before the Record Date must remain stockholders on the Record Date in order to for their consents to be valid. Stockholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not give consent for such shares of Common Stock. Stockholders of record on the Record Date will retain their consent rights even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).

When is the deadline for submitting consents?

We urge you to submit your consent as soon as possible. For the Proposals to be adopted, properly completed and unrevoked written consents to the Proposals from the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company. In order to ensure that your consent is delivered to the Company in a timely manner, we have set [•] as the deadline for submission of written consents, but we reserve the right, in our sole discretion, to extend or accelerate such deadline. Effectively, this means that you have until [•] to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” on the previous page for additional information regarding such procedures.

3Cumulative 5 year total shareholder returns are -78% for Monster whereas it is 89% for the 2016 Proxy Peer Group Average. Monster’s 2016 Proxy Peer Group includes IAC/InterActiveCorp (NasdaqGS:IAC), LinkedIn Corporation (NYSE:LNKD), EarthLink Holdings Corp. (NasdaqGS:ELNK), VeriSign, Inc. (NasdaqGS:VRSN), Shutterfly, Inc. (NasdaqGS:SFLY), Pandora Media, Inc. (NYSE:P), j2 Global, Inc. (NasdaqGS:JCOM), Pegasystems Inc. (NasdaqGS:PEGA), Blucora, Inc. (NasdaqGS:BCOR), WebMD Health Corp. (NasdaqGS:WBMD), NetSuite Inc. (NYSE:N), Web.com Group, Inc. (NasdaqGS:WEB), and DHI Group, Inc. (NYSE:DHX). The foregoing list excludes three 2016 proxy peers that are no longer public.

How many consents must be received in order to adopt the Proposals?

Each of the Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by a majority of the outstanding Voting Stock as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. The consent of a majority of the outstanding Voting Stock is required for the removal of each director and accordingly, such removal will be effectuated on a director-by- director basis. The Bylaw Restoration Proposal and the Removal Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals. The Board Size Proposal and the Election Proposal are conditioned, in part, upon the effectiveness of the Removal Proposal.

According to the the Company’s Consent Revocation Statement filed on Schedule 14A, filed with the SEC on October 18, 2016, as of October 14, 2016 there were 89,258,147 shares of Common Stock outstanding, each of which is entitled to one vote on each Proposal and no other classes of voting securities were outstanding. Assuming there are 89,258,147 shares of Common Stock outstanding as of the Record Date, which the Board has set as October 25, 2016, the consent of the holders of at least 44,629,074 shares of Common Stock would be necessary to effect each of the Proposals.

How do I give consent for my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please give consent today by signing, dating and returning the enclosed GOLD consent card in the postage-paid envelope provided. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company, or other nominee, only that nominee can exercise the right to give consent with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company, or other nominee to give consent to the Proposals. Please follow the instructions to give consent provided on the enclosed GOLD consent card. If your broker, bank, dealer, trust company, or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD consent card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to info@okapipartners.com or mailing them to MediaNews Group, Inc., c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares of Common Stock represented by properly executed GOLD consent cards will, in the absence of specific instructions, “CONSENT” to Proposals 1 through 4.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS.

How should I act on each proposal?

We recommend that you give consent for your shares on the GOLD consent card as follows:

“CONSENT” to the Bylaw Restoration Proposal (Proposal 1);

“CONSENT” to the Removal Proposal (Proposal 2);

“CONSENT” to the Board Size Proposal (Proposal 3); and

“CONSENT” to the Election Proposal (Proposal 4).

What are “broker non-votes” and what effect do they have on the proposals?

Generally, broker non-votes occur when shares held by a broker, bank, or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received consent solicitation instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. Under the NYSE Rules, there are no “routine” proposals in a contested consent solicitation such as this one. Because MNG has initiated a contested consent solicitation, there will be no “routine” matters in this Consent Solicitation.

ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT, WHICH IN EFFECT, IS EQUIVALENT TO REJECTING THE PROPOSALS.

What should I do if I receive a consent revocation card from the Company?

You may receive consent revocation solicitation materials from Monster, including a consent revocation statement and white consent revocation card. We are not responsible for the accuracy of any information contained in any consent solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you disregard any consent revocation card or solicitation materials that may be sent to you by the Company. If you have already revoked your consent using the Company’s white consent revocation card, you have every right to revoke that revocation of consent by completing and mailing the enclosed GOLD consent card in the enclosed pre-paid envelope or by giving consent via Internet or by telephone by following the instructions on the GOLD consent card. Only the latest validly executed consent that you submit will be counted; any consent revocation may be revoked at any time prior to our delivery of consents to the Company by following the instructions below under “Can I change my consent instructions or cancel my revocation of consent?” If you have any questions or require any assistance with giving consent for your shares, please contact our consent solicitor, Okapi Partners LLC, toll free at (855) 305-0856 or collect at (212) 297-0720.

Can I change my consent instructions or cancel my revocation of consent?

If you are the stockholder of record, you may change your consent instructions or cancel your revocation of consent revocation prior to our delivery of consents to the Company by:

•	signing, dating and returning the enclosed GOLD consent card (the latest dated consent is the only one that counts); or
•	delivering a later dated consent to MediaNews Group, Inc., c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036 or to the secretary of the Company.

If your shares are held in a brokerage account by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee. Please contact Okapi Partners LLC toll free at (855) 305-0856 or collect at (212) 297-0720 for assistance or if you have any questions.

IF YOU HAVE ALREADY SUBMITTED THE COMPANY’S WHITE CONSENT REVOCATION CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. In addition, although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to MediaNews Group, Inc., c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, N.Y. 10036, so that we will be aware of all revocations.

Who is making this Consent Solicitation and who is paying for it?

The solicitation of consents pursuant to this Consent Solicitation is being made by MNG and the Nominees. Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. MNG will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. MNG have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. MNG will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of MNG will also participate in the solicitation of consents in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of consents.

MNG has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this solicitation. Okapi will be paid a fee not to exceed $255,000 plus expenses based upon the campaign services provided. In addition, MNG will reimburse Okapi for its reasonable out-of-pocket expenses and will indemnify Okapi against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Okapi will employ up to 30 persons to solicit the Company’s stockholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Consent Solicitation.

MNG will bear the cost of expenses in connection with this Consent Solicitation. Costs of this Consent Solicitation are currently estimated to be approximately $600,000. We estimate that through the date hereof, MNG’s expenses in connection with the consent solicitation are approximately $365,000. If successful, MNG may seek reimbursement of these costs from the Company. In the event that MNG decides to seek reimbursement of its expenses, MNG does not intend to submit the matter to a vote of the Company’s stockholders. The Board, which will consist of seven of the Nominees, if all are elected, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of consents include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation, and other costs incidental to the solicitation.

Where can I find additional information concerning Monster?

MNG has omitted from this Consent Statement certain disclosure that is expected to be included in the Company’s Consent Revocation Statement relating to the Consent Solicitation, filed with the SEC on October 18, 2016. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company's directors, nominees and management; certain stockholders' beneficial ownership of more than 5% of the Company's voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2017 Annual Meeting of Stockholders and for consideration for inclusion in the proxy materials for that meeting. MNG takes no responsibility for the accuracy or completeness of information contained in the Company's Consent Revocation Statement. Except as otherwise noted herein, the information in this Consent Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although MNG does not have any knowledge indicating that any statement contained herein is untrue, we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of MNG, or for any failure of the Company to disclose events that may affect the significance or accuracy of such information.

CONCLUSION

We urge you to carefully consider the information contained in this Consent Statement and then support our efforts by signing, dating, and returning the enclosed GOLD consent card today.

Thank you for your support,

MediaNews Group, Inc.
Joseph Anto
Ethan Bloomfield	Daniel Dienst	Heath Freeman
Kevin Gregson	Lowell Robinson	Gregory Slayton

[                        ], 2016

ANNEX: INFORMATION ABOUT THE PARTICIPANTS

We urge you to carefully consider the information contained in this Consent Statement and then support our efforts by signing, dating, and returning the enclosed GOLD consent card today.

This Consent Solicitation is being made by MediaNews Group, Inc. (“MNG”) and the Nominees (collectively, the “Participants”).

As of the close of business on [October 18, 2016], MNG beneficially own 10,300,000 shares of common stock, par value $0.001 per share,4 of the Company (the “Common Stock”), representing approximately 11.5% of the Company’s outstanding Common Stock. The percentages used herein are based upon 89,258,147 shares of Common Stock outstanding as of October 14, 2016, as reported in the Company’s Consent Revocation Statement filed on Schedule 14A, filed with the SEC on October 18, 2016.

The principal business of MNG is to offer multiplatform media publishing to the general public. The principal business of each of the Nominees is disclosed in the section titled “PROPOSAL 4: THE ELECTION PROPOSAL.”

The principal business address of MNG is 101 W. Colfax Avenue, Suite 1100 Denver, Colorado, 80202. The principal business address of each of the Nominees is disclosed in the section titled “PROPOSAL 4: THE ELECTION PROPOSAL.”

Except as set forth in this Consent Statement (including the Annex), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Consent Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her, or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her, or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Consent Statement. There are no material proceedings to which any Participant or any of his, her, or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this Consent Statement (including the Annex), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

4 As disclosed by MNG in this Consent Statement and in Schedule A to the Schedule 13D filed with the SEC on August 19, 2016, Mr. Freeman serves as the President and as a member of the board of directors of Alden Global Capital LLC, which may be deemed to exercise “control” (as used in Rule 13d under the Securities Exchange Act of 1934 (the “Exchange Act”) of MNG.

Transactions by the Participants with respect to the Company’s securities

The following table sets forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Stock

MNG

Trade Date	Shares Purchased (Sold)
07/01/2016	1,000,500
07/05/2016	950,000
07/06/2016	549,500
07/07/2016	160,000
07/08/2016	169,160
07/11/2016	112,246
07/18/2016	158,954
07/19/2016	169,640
07/20/2016	190,000
07/21/2016	180,000
07/22/2016	110,000
07/25/2016	250,000
07/26/2016	250,000
07/27/2016	150,000
08/09/2016	5,900,000

IMPORTANT

Tell your Board what you think! YOUR CONSENT IS VERY IMPORTANT, no matter how many or how few shares you own. Please “CONSENT” to each of the Proposals by taking three steps:

●	SIGNING the enclosed GOLD consent card,

●	DATING the enclosed GOLD consent card, and

●	MAILING the enclosed GOLD consent card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can give consent for your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to give consent either by toll-free telephone or by the Internet. You may also give consent by signing, dating and returning the enclosed GOLD consent card in the postage-paid envelope provided, and to ensure that your consent is given for your shares, you should also contact the person responsible for your account and give instructions for a GOLD consent card to be issued representing your shares.

After signing the enclosed GOLD consent card, DO NOT SIGN OR RETURN MONSTER’S CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.

If you have previously signed and returned a white consent revocation card to Monster, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to Monster by signing, dating and mailing the enclosed GOLD consent card in the postage-paid envelope provided or by giving consent by telephone or Internet. Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.

If you have any questions concerning this Consent Statement, would like to request additional copies of this Consent Statement, or need help giving consent for your shares, please contact our consent solicitor:

1212 Avenue of the Americas, 24th Floor New York, N.Y. 10036 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856 E-mail: info@okapipartners.com

[Form of Gold Consent Card]

PRELIMINARY COPY – SUBJECT TO COMPLETION

MONSTER WORLDWIDE, INC.

THIS CONSENT SOLICITATION IS BEING MADE BY MEDIANEWS GROUP, INC. (“MNG,” “WE,” OR “US”) AND THE INDIVIDUALS NAMED IN PROPOSAL 4 (THE “NOMINEES”)

THE BOARD OF DIRECTORS OF MONSTER WORLDWIDE, INC. IS NOT SOLICITING THIS CONSENT

Unless otherwise indicated below, the undersigned, a stockholder of record of Monster Worldwide, Inc. (the “Company”) on October 25, 2016, hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of common stock, $0.001 par value per share, of Monster Worldwide, Inc. held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

The undersigned hereby revokes any other revocation of consents heretofore given to consent to act with respect to said shares. This consent will be valid until MNG’s delivery of written consents to the Company.

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE APPLICABLE SPACE PROVIDED. MNG RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-4.

 – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

INSTRUCTIONS: CONSENT RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT. OVER THE BOXES (FILL IN CONSENT BOXES “©“ IN BLACK OR BLUE INK)

We recommend that you “CONSENT” to Proposal 1:

Proposal 1 – Repeal any provision of the Amended and Restated Bylaws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016 (the “Bylaw Restoration Proposal”).

CONSENT	WITHHOLD	ABSTAIN
□	□	□

_________________________________________________

We recommend that you “CONSENT” to Proposal 2:

Proposal 2 – Remove without cause all seven members of the Board, John Gaulding, Edmund P. Giambastiani, Jr., James P. McVeigh, Gillian Munson, Jeffrey F. Rayport, Roberto Tunioli, and Timothy T. Yates, including and any person (other than those elected by this consent solicitation) nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after June 7, 2016 and prior to the effectiveness of these Proposals (the “Removal Proposal”).

CONSENT	WITHHOLD	ABSTAIN
□	□	□

INSTRUCTION: to consent, withhold consent or abstain consenting to the removal of all the above-named persons, check the appropriate box above. If you wish to consent to the removal of certain of the above-named persons, but not all of them, or if you do not wish to consent to the removal of any other person or persons elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after June 7, 2016 and prior to the effectiveness of the Proposals, check the “consent” box above and write (1) the name of each such person you do not wish removed, and/or (2) “do not consent to removal of future directors,” in the following space:

_________________________________________________

We recommend that you “CONSENT” to Proposal 3:

Proposal 3 – Amend Article III, Section 1 of the Bylaws to fix the size of the Board at seven members or such other number of members determined by the Board (the “Board Size Proposal”);

CONSENT	WITHHOLD	ABSTAIN
□	□	□

_________________________________________________

Proposal 4 – Elect MNG’s seven nominees, Joseph Anto, Ethan Bloomfield, Daniel Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson, and Gregory Slayton, to serve as directors of the Company (or, if any such nominee is unable to serve or for good cause will not serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Election Proposal”).

CONSENT	WITHHOLD	ABSTAIN
□	□	□

INSTRUCTION: to consent, withhold consent, or abstain from consenting to the election of all the persons named in Proposal 4, check the appropriate box above. If you wish to consent to the election of certain of the persons named in Proposal 4, but not all of them, check the “consent” box above and write the name of each such person you do not wish elected in the space provided below.

_________________________________________________

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.